Exhibit r(5)

APPENDIX A

StepStone Group LP

StepStone Group Real Assets LP

StepStone Group Real Estate LP

StepStone Group Europe LLP

Swiss Capital Invest Holding (Dublin) Limited

Code of Ethics

August 2018

Table of Contents

I.	INTRODUCTION	3

II.	DEFINITIONS	3

III.	STANDARD OF BUSINESS CONDUCT	4

IV.	PROHIBITION AGAINST INSIDER TRADING	5

V.	REQUIRED PRE-CLEARANCE FOR INITIAL PUBLIC OFFERINGS AND PRIVATE PLACEMENTS	6

VI.	EMPLOYEE INVESTMENTS IN FIRM-SPONSORED VEHICLES AND TRANSACTIONS	6

VII.	COMPLIANCE PROCEDURES FOR OTHER PERSONAL SECURITIES TRANSACTIONS	7

VIII.	CONFLICTS OF INTEREST	9

IX.	GIFTS AND ENTERTAINMENT	11

X.	POLITICAL CONTRIBUTIONS	12

XI.	OUTSIDE ACTIVITIES	12

XII.	SUPERVISED PERSONS INFORMATION DISCLOSURE	13

I.	INTRODUCTION

StepStone Group LP, StepStone Group Real Assets LP, StepStone Group Real Estate LP, StepStone Group Europe LLP and Swiss Capital Invest Holding (Dublin) Limited (collectively, “StepStone” or the “Firm”) each place a high value on the ethical conduct of all its Supervised Persons, as defined below. We have a fiduciary duty to clients to act solely for their benefit. All of StepStone’s Supervised Persons must put the interests of our clients before their own personal interests and must act honestly and fairly in all respects in dealings with clients. In recognition of StepStone’s desire to maintain its high ethical standards and fulfill its fiduciary duty to its clients, the Firm has adopted this Code of Ethics (this “Code”) containing provisions to prevent improper personal trading, to identify conflicts of interest and to provide a means to resolve any actual or potential conflicts in favor of the clients or, in appropriate circumstances, disclose the existence of such conflicts to them. This Code is intended to comply with the provisions of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), as well as other securities laws, and supersedes other Codes of Ethics adopted by the Firm of an earlier date.

Continued adherence to the Code is considered a basic condition of employment or membership by StepStone. Failure to comply with the Code may result in disciplinary action, including termination of employment or membership. If you have any questions concerning the appropriateness of any course of action, you should consult with Jason Ment, as StepStone’s Chief Compliance Officer of StepStone (the “CCO”) or Reto Iseli, Chief Compliance Officer of Swiss Capital Invest Holding (Dublin) Limited (the “Swiss Cap CCO” together with the CCO, the “CCOs”), each of whom is responsible for administering this Code.

II.	DEFINITIONS

For the purposes of this Code, the following definitions shall apply:

“Account” means any personal investment or trading account of a Supervised Person in which a Supervised Person has any Beneficial Ownership, any investment or trading account for which a Supervised Person is a trustee or custodian and any investment or trading account over which a Supervised Person can exercise any direct or indirect control or influence trading or investment decisions.

“Beneficial Ownership” means any direct or indirect financial interest in any Reportable Security (as defined below) held or shared, directly or indirectly, through any account, contract, arrangement, understanding, relationship or otherwise. A Supervised Person is presumed to be a Beneficial Owner of securities that are held by any of his or her family members or domestic partner who resides in the Supervised Person’s household or to whom the Supervised Person contributes material financial support.

“Reportable Security” means any security as defined in Section 202(a)(18) of the Advisers Act, except that it does not include:

(i)            Direct obligations of the Government of the United States;

(ii)           Bankers’ acceptances, bank certificates of deposit, commercial paper and other high quality short-term debt instruments, including repurchase agreements;

(iii)          Shares issued by money market funds;

(iv)        Shares of other types of open-end registered mutual funds, unless StepStone or a control affiliate acts as the investment adviser or principal underwriter for the fund; and

(v)        Units of a unit investment trust if the unit investment trust is invested exclusively in mutual funds, unless StepStone or a control affiliate acts as the investment adviser or principal underwriter for the fund.

“Restricted List” is the list of publicly traded securities, captured on the Firm’s third party Compliance software provide, ComplySci, at any point in time that, due to the possession or possible possession within the Firm of information that may be material, non-public information, or for any other reason of law or policy, the CCO, or Swiss Cap CCO, as applicable, has determined that StepStone Supervised Persons should not be personally purchasing or selling.

“Supervised Person” includes members, officers and Partners (natural persons) of StepStone or its affiliates (or other persons occupying a similar status or performing similar functions); employees of StepStone or its affiliates; and any other person who provides advice on behalf of StepStone and is subject to StepStone's supervision and control. Any temporary employee of StepStone shall not be considered a Supervised Person unless such person (i) has access to nonpublic information regarding any client's purchase or sale of securities, or nonpublic information regarding the current or potential portfolio holdings of any fund or account that StepStone or its controlled affiliates manages; or (ii) is involved in making securities recommendations to clients.

III.	STANDARD OF BUSINESS CONDUCT

StepStone places the highest priority on maintaining its reputation for integrity and professionalism. The confidence and trust placed in the Firm and its Supervised Persons by our clients is something we value and endeavor to protect. This Code is intended to comply with the various provisions of the Advisers Act and also requires that all Supervised Persons comply with the various applicable provisions of the Investment Company Act of 1940, as amended, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and applicable rules and regulations adopted by the Securities and Exchange Commission (the “SEC”).

The Advisers Act requires the establishment and enforcement of policies and procedures reasonably designed to prevent the misuse of material, nonpublic information by investment advisers. Such policies and procedures are contained in this Code. This Code also contains policies and procedures with respect to personal securities transactions of all StepStone's Supervised Persons. These procedures cover transactions in Accounts of Supervised Persons or that otherwise involve a Reportable Security over which a Supervised Person has Beneficial Ownership.

The Advisers Act makes it unlawful for StepStone, its agents, or its Supervised Persons to employ any device, scheme or artifice to defraud any client or prospective client, or to engage in fraudulent, deceptive or manipulative practices. This Code contains provisions that prohibit these and other enumerated activities and that are reasonably designed to detect and prevent violations of this Code, the Advisers Act, other securities laws, and the rules thereunder.

IV.	PROHIBITION AGAINST INSIDER TRADING

Trading securities while in possession of material, nonpublic information, or improperly communicating that information to others, may expose Supervised Persons and StepStone to stringent penalties. Criminal sanctions may include a fine and imprisonment. The SEC can recover the profits gained or losses avoided through the illegal trading, impose a penalty of up to three times the illicit windfall, and issue an order permanently barring you from the securities industry. Finally, Supervised Persons and the Firm may be sued by investors seeking to recover damages for insider trading violations. The rules and procedures contained in this Code apply to securities trading and information handling by Supervised Persons of StepStone and their immediate family and household members.

No Supervised Person may trade, either personally or on behalf of others (such as investment funds and private accounts managed by StepStone), while in the possession of material, nonpublic information, nor may a Supervised Person communicate material, nonpublic information to others in violation of the law.

Information is material where there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions. Generally, this includes any information the disclosure of which would have a substantial effect on the price of a company’s securities. No simple test exists to determine when information is material; assessments of materiality involve a highly fact-specific inquiry. For this reason, you should direct any questions about whether information is material to the CCO or Swiss Cap CCO, as applicable.

Material information often relates to a company’s results and operations, including, for example, dividend changes, earnings results, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidation problems, and extraordinary management developments. Material information also may relate to the market for a company’s securities. Information about a significant order to purchase or sell securities may, in some contexts, be material. Prepublication information regarding reports in the financial media also may be material.

Information is “public” when it has been disseminated broadly to investors in the marketplace. For example, information is public after it has become available to the general public through the internet or a television or radio broadcast, a public filing with the SEC or some other government agency, the Dow Jones “tape”, The Wall Street Journal or some other publication of general circulation, and after sufficient time has passed so that the information has been widely disseminated.

StepStone frequently receives material, non-public information in the course of its due diligence activities (typically, but not exclusively, in connection with potential co-investments) or as part of our research efforts. In this context, it is crucial for Supervised Persons to immediately notify the CCO or Swiss Cap CCO, as applicable, if the issuer has outstanding public securities, so that they can be placed on the Restricted List. Similarly, Supervised Persons should notify the CCO or Swiss Cap CCO, as applicable, if the general partner or sponsor of a fund that the Firm has put into due diligence has publicly traded securities outstanding, since the due diligence process is likely to involve contact with material, non-public information. This requirement applies even if the security represents only a very small public stub, is obscure and not readily discoverable through internet searches, is listed solely on a remote foreign exchange or not listed on any exchange, and trades only very thinly or not at all. To protect yourself, our clients and the Firm, you should contact the CCO or Swiss Cap CCO, as applicable, immediately if you believe that you may have received material, nonpublic information concerning a public company. After the CCO or Swiss Cap CCO, as applicable, has reviewed the issue, the Firm will determine whether the information is material and nonpublic and, if so, what action the Firm will take.

Before executing any trade for yourself or others, including investment funds or private accounts managed by StepStone, or recommending a trade to others, you must determine whether you have access to material, nonpublic information. If you think that you might have access to material, nonpublic information, you are obligated to:

•	Report the information and proposed trade immediately to the CCO or Swiss Cap CCO, as applicable.
•	Refrain from purchasing or selling the securities on behalf of yourself or others, including investment funds or private accounts managed by the Firm.
•	Avoid communicating the information inside or outside the Firm, other than to the CCO or Swiss Cap CCO, as applicable.

Tender offers represent a particular concern in the law of insider trading for two reasons. First, tender offer activity often produces extraordinary gyrations in the price of the target company’s securities. Trading during this time period is more likely to attract regulatory attention (and produces a disproportionate percentage of insider trading cases). Second, the SEC has adopted a rule which expressly forbids trading and “tipping” while in the possession of material, nonpublic information regarding a tender offer received from the tender offeror, the target company or anyone acting on behalf of either. Supervised Persons should exercise extreme caution any time they become aware of nonpublic information relating to a tender offer.

V.	REQUIRED PRE-CLEARANCE FOR INITIAL PUBLIC OFFERINGS AND PRIVATE PLACEMENTS

A Supervised Person must disclose on StepStone’s ComplySci web site and obtain approval of the CCO or Swiss Cap CCO, as applicable, before acquiring in any Account securities in an initial public offering or securities in a limited offering or private placement (other than StepStone employee fund vehicles, as described below in Section VI.). The CCO or Swiss Cap CCO, as applicable, must be provided with full details of the proposed transaction and, if approved, the position will be subject to continuous monitoring for possible future conflicts. Supervised Persons will be asked to attest on an annual basis whether they continue to hold any private placements.

VI.	EMPLOYEE INVESTMENTS IN FIRM-SPONSORED VEHICLES AND TRANSACTIONS

Subject to meeting eligibility requirements as established by the Firm from time to time, Supervised Persons may participate in commingled investment vehicles sponsored by the Firm. However, a Supervised Person may not obtain a direct interest in any transaction undertaken by the Firm (other than through participation in a commingled investment vehicle sponsored by the Firm or direct or indirect ownership of the “GP commitment” made with respect to commingled investment vehicles or separately managed accounts). Further, Supervised Persons are prohibited from investing in investment vehicles or other transactions made available to, and not pursued by, the Firm.

VII.	COMPLIANCE PROCEDURES AND PRE-CLEARANCE FOR OTHER PERSONAL SECURITIES TRANSACTIONS

StepStone requires pre-clearance of all securities transactions. The CCO, Swiss Cap CCO, or a designee monitors all transactions by all Supervised Persons in order to ascertain any pattern of conduct which may evidence a conflict or a potential conflict with the principles and objectives of this Code.

Supervised Persons are prohibited from executing the transaction if the security is included on the Restricted List.

All Supervised Persons, prior to entering any transaction in a Reportable Security in an Account, must enter on ComplySci’s trade pre-clearance screen the Reportable Security’s name, symbol, or other standard identifier, along with the type of transaction (i.e., purchase, sale or any other type of acquisition or disposition). The pre-clearance request will be routed to the CCO, the Swiss Cap CCO, or a designee for approval; the respective Supervised Person’s ComplySci profile will reflect such approval.

Supervised Persons are prohibited from trading Reportable Securities without such approval.

Every Supervised Person shall (i) grant StepStone authorization to establish a direct feed of his or her Account statements and trade confirmations to ComplySci in order to allow the Legal and Compliance Department to surveille all trading activity; or (ii) in those instances where the Supervised Person’s broker does not provide a direct feed to ComplySci, manually forward all Account information directly to the Legal and Compliance Department. In addition, every Supervised Person shall utilize ComplySci to provide annual and exit holdings reports and quarterly Account reports to the Legal and Compliance Department, which must contain the information described below.

Initial and Annual Holdings Reports

Every Supervised Person must, no later than ten (10) days after the person becomes a Supervised Person and no later than forty-five (45) days after year-end thereafter, file a holdings report containing the following information:

•	The name of any broker, dealer or bank, Account name, number and location with whom the supervised person maintained an Account in which any securities were held for the direct or indirect benefit of the Supervised Person; and

•	The date that the report is submitted by the Supervised Person.

For initial holdings reports the information submitted must be current as of a date no more than forty- five (45) days before the person became a Supervised Person. For annual holdings reports the information submitted must be as of year-end (December 31st). These requirements may be satisfied by providing a direct feed to ComplySci for all statements for all Accounts with respect to the Supervised Person. If a Supervised Person’s broker does not provide a direct electronic feed to ComplySci, such Supervised Person must arrange for his or her broker to provide copies of Account statements directly to the Legal and Compliance Department, which will then forward such Account statements to ComplySci for inclusion in the Firm’s ComplySci site.

Quarterly Account Reports

Every Supervised Person should, no later than thirty (30) days after the end of each calendar quarter, complete on ComplySci a quarterly Account report concerning any Account of the Supervised Person. Accounts over which the Supervised Person has no direct or indirect influence or control do not need to be reported.

It is StepStone’s policy that each Supervised Person must (i) take all steps necessary to arrange for their brokerage firm or firms to establish a direct feed of all Account statements and trade confirmations to ComplySci; or (ii) in those instances where a broker will not establish a direct feed to ComplySci, send duplicate statements and confirms for all Accounts directly to the attention of the Legal and Compliance Department.

Virtually all U.S.-based brokerage firms are willing to either establish a direct electronic feed to ComplySci or provide Account statements directly to the Legal and Compliance Department for delivery to ComplySci. In certain instances, the broker may ask for a request letter from StepStone Compliance (called a “Rule 407 letter”). Please contact the Legal and Compliance Department if you need a Rule 407 letter and one will be prepared and sent to the broker.

The quarterly report will indicate either that there were no Accounts with respect to the Supervised Person open during the prior quarter or one of the following:

•	That the Supervised Person arranged for all relevant brokerage firms to (i) establish an electronic feed of Account statements and trade confirmations to ComplySci; or (ii) send duplicate statements and confirms for all Accounts for the prior quarter to the attention of the CCO, the Swiss CCO or a designee; or

•	That the brokerage firm has refused to establish an electronic feed to ComplySci or provide direct delivery of Account statements and trade confirmations to the CCO, Swiss CCO or a designee, but copies of all monthly brokerage statements for all Accounts open during the prior quarter are attached to the report or will be forwarded by the Supervised Person directly to the attention of the CCO, the Swiss CCO or a designee.

Any statement for an Account must list the following information:

•	The date of the transaction, the title and exchange ticker symbol or CUSIP number, the interest rate and maturity date (if applicable), the number of shares and the principal amount (if applicable) of each Reportable Security;
•	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);
•	The price of the Reportable Security at which the transaction was effected;
•	The name of the broker, dealer or bank with or through whom the transaction was effected; and
•	The date the report is submitted by the Supervised Person.

Monitoring and Review of Personal Securities Transactions

The CCO, Swiss Cap CCO, or a designee will monitor and review all reports required under this Code for compliance with StepStone’s policies regarding Accounts and the applicable SEC rules and regulations. The CCO or Swiss Cap CCO may also initiate inquiries of Supervised Persons regarding transactions in Reportable Securities. Supervised persons are required to cooperate with such inquiries and any monitoring or review procedures employed by StepStone. Any transactions for any accounts of the CCO or Swiss Cap CCO will be reviewed and approved by another member of the Legal and Compliance Department or any other designated supervisory person.

VIII.	CONFLICTS OF INTEREST

General Principles

As registered investment advisers and fiduciaries to its clients, each of StepStone Group LP, StepStone Group Real Assets LP, StepStone Group Real Estate LP and Swiss Capital Invest Holding (Dublin) Limited has an affirmative duty of utmost good faith to act solely in the best interests of the client and to make full and fair disclosure of all material facts, particularly where StepStone’s interests may conflict with those of the client. StepStone employees are tasked with treating all information obtained during the investment process as confidential, and are not permitted to share such information with any party. Specific obligations that flow from each of StepStone Group LP’s, StepStone Group Real Assets LP’s, StepStone Group Real Estate LP’s and Swiss Capital Invest Holding (Dublin) Limited’s fiduciary duties and factors relating to the Firm’s fulfillment of those obligations are:

•	A duty to have a reasonable, independent basis for our investment advice. In order to avoid compromising our independence, StepStone does not receive any compensation or payments of any kind from any general partner or partnership that we consider for investment.

•	A duty to refrain from effecting personal securities transactions inconsistent with client interests. StepStone has established this Code and policies and procedures to avoid insider trading that are applicable to all Supervised Persons. StepStone Supervised Persons do not participate in the same investments recommended to clients, unless either it is required by the client pursuant to written agreement in which case StepStone will invest pro-rata alongside such client in all investments recommended to such client or if overage is available.

•	A duty to be loyal to clients, placing their interest foremost in mind.

Identification of Conflicts

StepStone takes its responsibilities with respect to management of potential conflicts seriously, and has established a robust framework to ensure they are appropriately identified and managed.

All proposed client mandates are reviewed by StepStone’s legal and compliance team before they are entered into by StepStone. The legal and compliance team, having regard for existing mandates will make a determination as to whether or not any real or perceived conflicts exist which may impact the firm’s ability to provide its services.

In the event that a potential conflict is identified, the exact nature of the potential conflict is ascertained and the legal and compliance team assesses the ability of StepStone to manage the potential conflict appropriately. In making this assessment, the legal and compliance team will liaise with the client relationship lead and the relevant Partners within the firm.

If it is determined that the potential conflict can be appropriately managed, certain protocols will be put in place to ensure that each client receives independent and objective advice. In certain circumstances, where it is determined that conflicts cannot be effectively managed without the consent of the impacted clients, StepStone will seek consent of potentially impacted clients before accepting any such role.

Managing Conflicts through Ethical Dividers

The procedures established to manage confidentiality of client information in connection with a potential conflict of interest will depend on the specific circumstances. In certain circumstances, StepStone may utilize ethical dividers to manage such potential conflicts of interest as follows:

•	An Ethical Divider Memorandum is prepared for each client team affected by the potential conflict of interest. Each member of the relevant client teams signs an Ethical Divider Memorandum to acknowledge their understanding of, and agreement to comply with, the ethical dividers which apply to their specific mandate.

•	Each of the parties is serviced by a different mandate lead;

•	Supporting professional staff deal only with one of the parties concerned;

•	Partners and staff are briefed independently and are under instructions not to discuss confidential matters with any persons outside their specific project team;

•	All hard and soft copy information relating to each engagement is maintained in a secure manner in order to ensure members of each of the potentially conflicted mandate teams do not have access to the other’s hard and soft copy information.

Allocation of Investment Opportunity

StepStone manages a variety of types of accounts with different strategies and scopes of services, as well as fee structures and other varying arrangements. In situations in which a transaction would be appropriate for multiple mandates but mutually exclusive, the mandate that acts first in time with respect to such transaction will receive priority in that regard. When the amount of an investment opportunity is limited, the Firm’s decision with regard to allocating the opportunity bears inherent conflicts. In order to mitigate these conflicts, StepStone has adopted an Allocation Policy, included as Appendix B to the Compliance Manual. It has also disclosed the potential for conflicts to clients in each of StepStone Group LP’s, StepStone Group Real Assets LP’s, StepStone Group Real Estate LP’s and Swiss Capital Invest Holding (Dublin) Limited’s Brochure.

Investment Funds and Products

StepStone does not recommend any pooled investment products that it may establish to its advisory clients. In the event that there is interest from the client to invest in any such product, the client is responsible for making the decision to invest, either on its own or in conjunction with any non- StepStone-affiliated advisors or consultants as it sees fit. The Firm would have no participation in the decision or internal discussions of the client with respect to such investment product.

Supervision by the CCOs

The CCO and Swiss Cap CCO, as applicable, each (i) provides oversight of StepStone’s compliance with applicable legal and regulatory standards; (ii) reviews all actual, potential or perceived conflicts of interest and provides mechanisms to avoid such conflicts of interest or, in the event that complete avoidance is not possible or impractical, provides adequate disclosure of the actual, potential or perceived conflicts of interest to the Firm’s clients; (iii) provides a confidential forum for Supervised Persons of StepStone to report and discuss any perceived issues with respect to the Firm’s investment process or management practices; (iv) reviews all client allocations of investment opportunities;, and (v) provides guidance to StepStone with respect to business ethics. You are encouraged to communicate with the CCO or Swiss Cap CCO, as applicable, at any time with any questions with respect to the Firm’s compliance obligations or any other matter related to business ethics or regulatory compliance.

Additional Safeguards to Reduce Potential Conflicts of Interest

In order to avoid certain conflicts of interest that could be present in connection with its business, StepStone, as a matter of policy, will not:

•	Accept revenues, soft-dollars or non-cash, in-kind benefits worth more than a nominal amount or perquisites from investment managers.
•	Provide services to investment managers (such as selling research or data from our database), as opposed to the limited partner/investor community.
•	Charge managers to be considered for investment or included in our databases.
•	Allow managers to sponsor our client meetings.
•	Recommend services or products sponsored by StepStone. Analysis and recommendation of such products and services, when requested by a client, is performed by the client, the client’s general consultant or an independent third party.

•	Act as a securities broker-dealer.
•	Have Supervised Persons that are registered representatives of a broker-dealer.
•	Make political contributions.

Receive revenues as placement agent or finder for managers.

IX.	GIFTS AND ENTERTAINMENT

Giving, receiving or soliciting gifts in a business setting can give rise to the appearance of impropriety and, in certain settings, may result in serious financial and legal penalties. All gifts and entertainment given or received by Supervised Persons must be logged by employees on the Firm’s ComplySci web site. Any questions concerning the policies described below should be directed to the CCO, Swiss Cap CCO, or another member of the Legal and Compliance Department.

Gift Policy

•	In general, Supervised Persons may accept or give only gifts of nominal value from or to clients, prospects, vendors, or other entities with which StepStone does or may do business.
•	No gifts may be made to representatives of public pensions, sovereign wealth funds, state owned enterprises or other public bodies or entities.
•	Gifts from placement agents, finders or fund managers are not permitted. However, gifts of nominal value that may be consumed by a group may be accepted if made available to the office at large.
•	As noted above, any gift given or received must be entered on StepStone’s ComplySci web site.
•	Annually, Supervised Persons will attest to their compliance with this gift policy.

Entertainment Policy

•	To qualify as entertainment of a Supervised Person by a third party, the Supervised Person must accompany clients or be accompanied by vendors, placement agents, finders, or fund managers. Otherwise, the value of the entertainment will be treated as a gift subject to the gift policy.

•	Dining expenses or the cost of admission to entertainment events (such as sports events or the theater) should be reasonable in the circumstances and not lavish. All entertainment given or received must be entered on StepStone’s ComplySci web site.
•	Entertainment of representatives of U.S. public pensions or other U.S. public bodies or entities is not permitted without prior consent of the Legal and Compliance Department, which will record the consent in the entertainment log. Subject to compliance with the policies and procedures of the relevant party, entertainment of representatives of non-U.S. public pensions, sovereign wealth funds, state-owned enterprises or other non-U.S. public bodies or entities is permitted if under $100 per person without approval. For South Korean based public pensions, state-owned enterprises or entities, this limit is $25 per person. Entertainment expenses in excess of this threshold shall require prior consent of the Legal and Compliance Department, which will record the consent in the entertainment log. While the Legal and Compliance Department does not require confirmation of the client’s own compliance approval, Supervised Persons should note that third party policies and procedures apply in such instances.
•	A special event is a form of entertainment (often at an attractive location) where the sponsor is willing to pay for the cost or lodging of the attendees. Supervised Persons must obtain prior approval from the Legal and Compliance Department before attending a special event. In general, the Legal and Compliance Department will permit the sponsor to pay only for lodging and any attendance fees in connection with the event.
•	Annually, Supervised Persons will attest to their compliance with this entertainment policy.

Any exception to these rules must be approved by the Legal and Compliance Department and recorded in either the Firm’s entertainment log.

X.	POLITICAL CONTRIBUTIONS

The SEC and numerous states have adopted rules and laws addressing “pay to play” practices such as making or soliciting campaign contributions or payments to government officials to influence the awarding of investment contracts for managing public pension assets and other governmental investments. The Firm recognizes that it is never appropriate to make or solicit political contributions for the purpose of improperly influencing the actions of public officials.

As a consequence, Supervised Persons and their immediate family members living in their household are prohibited from making, or soliciting others to make, political contributions of any amount to any candidate or official for federal, state or local public office in the United States, as well as any political organization or PAC. This prohibition includes in-kind contributions such as volunteering for a political campaign. Supervised Persons will be required to attest to their compliance with this rule each year.

XI.	OUTSIDE ACTIVITIES

Engaging in business or professional investment activities outside of the scope of StepStone’s business may present serious conflicts of interest with the Firm or its clients. Such instances of outside business activities include, but are not limited to: (i) serving as an officer, director, trustee or partner of any business organization; or (ii) serving as a Supervised Person or consultant, a teacher or lecturer, a publisher of articles or a radio or television guest.

Supervised Persons are therefore required to disclose upon hire and annually thereafter all outside business activities in which the Supervised Person currently engages or proposes to engage. Supervised Persons are required to notify and obtain the advance written approval of the CCO or Swiss Cap CCO, as applicable, or a designee prior to serving as an officer or director of any public or private company, even if the service is at the request of StepStone. Supervised Persons should also disclose to the CCO or Swiss Cap CCO, as applicable, or a designee any outside business affiliation or activity or personal interest that might present a conflict of interest or harm the reputation of the Firm. All such disclosures must be made on StepStone’s ComplySci web site.

XII.	SUPERVISED PERSONS INFORMATION DISCLOSURE

To enable the Firm to accurately make its regulatory filings, Supervised Persons are required to notify the CCO or Swiss Cap CCO, as applicable, if they are currently, or at any time in the future become, the subject of any of the following:

•	Arrest, summons, arraignment, guilty plea, “no contest” plea or conviction (other than minor traffic violations, but including convictions related to driving while intoxicated).
•	Bankruptcy proceeding, unsatisfied judgment or lien.
•	Any temporary or permanent restraining order.
•	A controlling person of any organization that is subject to any of the above items.
•	Refusal, denial or bar of membership from a regulatory agency, governmental body or business or professional organization.
•	Any client complaint or civil litigation or arbitration that materially impacts upon a Supervised Persons ability to perform their role.

•	Subject of any regulatory or governmental investigation or disciplinary action.

Supervised Persons will be asked to attest on an annual basis that they have not been the subject of any of these events.